UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40712

Cardiol Therapeutics Inc.

(Name of registrant)

602-2265 Upper Middle Road East

Oakville, Ontario L6H 0G5

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F                                     ☒ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: September 10, 2026	By:	/s/ Christopher Waddick
		Name:	Christopher Waddick
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Master Services Agreement, effective as of June 12, 2017

99.2	Development Agreement, dated August 29, 2018

99.3	Amendment No 1. to Supply Agreement, dated December 7, 2018

99.4	Amendment No 3. to Supply Agreement, dated July 2, 2019

99.5	Amendment No 4. to Supply Agreement, dated September 11, 2019

99.6	Amendment No 5. to Supply Agreement, dated October 28, 2019

99.7	Amendment No 6. to Supply Agreement, dated November 12, 2019

99.8	Notice of Assignment to Supply Agreement, dated January 31, 2020